Exhibit 99.10

CERTIFICATE OF QUALIFIED PERSON

I, Peter John Ravenscroft, FAusIMM, am the owner of Burgundy Mining Advisors Limited, whose office address is Marron House, Virginia & Augusta Streets, P.O. Box N-8326, Nassau, Bahamas.

This certificate applies to the technical report entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of 31 January 2015 (the “technical report”).

I am a Fellow of the Australasian Institute of Mining and Metallurgy (membership number 205218). I graduated from the University of Cape Town in 1979 with a Bachelor of Science degree in Mathematical Statistics, and from the Ecole des Mines de Paris in 1985 with the equivalent of a Masters degree in Geostatistics.

I have practiced my profession for 35 years. I have been directly involved in resource and reserve estimation, mine planning and project evaluation for a wide range of commodities, including over ten diamond properties in Africa, Australia and Canada.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 - Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the Ekati Operation between March 10–13, 2014, and November 3–6, 2014.

I am responsible for Sections 1.11, 1.12, 1.13, 1.14, 1.15, 1.23, 1.24; Section 2; Section 3; Section 14; Section 15; Sections 16.4.8, 16.8, 16.9; Sections 18.3, 18.4, 18.5, 18.6, 18.7, 18.8, 18.9, 18.10; Sections 20.5.5, 20.6; Sections 21.1.11, 21.1.14, 21.2.1, 21.2.2, 21.2.3, 21.3; Section 22.2.10, 22.3, 22.4, 22.5; Sections 25.10, 25.11, 25.13, 25.15, 25.16, 25.17, 25.18, Section 26 and Section 27 of the technical report.

I am independent of Dominion Diamond Corporation as independence is described by Section 1.5 of NI 43–101.

I have been involved with the Ekati Operation since 2013 and have conducted detailed technical work, including reviews of all relevant resource models and supervision of updated resource estimation for the Jay, Sable, Fox and Misery Satellite pipes.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 12 March 2015

“Signed”

Peter Ravenscroft, FAusIMM

Burgundy Mining Advisors Limited
Registered Office: Marron House, Virginia & Augusta Streets,
P.O. Box N-8326, Nassau, Bahamas	www.burgundymining.com